Consent of Independent Registered Public Accounting Firm

Pension and Profit Sharing Committee
Macy's, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-133078) on Form S-8 of Macy's, Inc. of our report dated March 28, 2008 with respect to the statements of assets available for plan benefits of the Macy's, Inc. Executive Deferred Compensation Plan as of December 31, 2007 and 2006, and the related statement of changes in assets available for plan benefits for each of the years in the three-year period ended December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Macy's, Inc. Executive Deferred Compensation Plan.

/s/   KPMG LLP

Cincinnati, Ohio
March 28, 2008